UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
 For the Fiscal Year Ended December 31, 2003 and 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11846

A. Full title of the Plan:

APTARGROUP, INC. PROFIT
SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APTARGROUP, INC.
475 West Terra Cotta Avenue, Suite E
Crystal Lake, Illinois 60014
Telephone: (815) 477-0424

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page
Financial statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits, at December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Benefits, for the year ended December 31, 2003	3

Notes to Financial Statements	4-10

Supplemental schedule:

Schedule of Assets Held at End of Year, at December 31, 2003 (Schedule 4i)	11

Signature	12

Note: All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
AptarGroup, Inc. Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Chicago, Illinois
June 24, 2004

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS
AT DECEMBER 31, 2003 AND 2002

	2003	2002
Assets:
Investments, at fair value	$63,541,203	$51,300,135
Participant loans	1,887,132	1,907,755
Other Receivables: Unsettled Trades	8,626	—
Contributions Receivable:
Participant	174,172	216,666
Employer	50,615	63,131

NET ASSETS AVAILABLE FOR BENEFITS	$65,661,748	$53,487,687

The accompanying notes are an integral part of these statements.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

2003
Additions to net assets attributed to:

Income from investments:

Dividends	$732,026
Interest	125,740

Net appreciation in fair value of investments	8,367,145

Contributions:
Participant	4,293,594
Employer	1,412,686

Total Additions	14,931,191

Deductions from net assets attributed to:

Benefits paid to participants	(2,719,849)

Administrative expenses	(37,281)

Total Deductions	(2,757,130)

Net increase in net assets available for benefits for the period	12,174,061

Net assets available for benefits, beginning of the period	53,487,687

Net assets available for benefits, end of the period	$65,661,748

The accompanying notes are an integral part of these statements.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

The Plan, established on April 22, 1993, is a participant-directed defined contribution plan which covers eligible full-time and part-time non-union employees of AptarGroup, Inc. and certain of its subsidiaries (the “Company” or the “Employer”). The Plan is administered by a committee appointed by the Company, consisting of Company employees.

A participant (“Participant” or “Participants”) is a full-time employee who becomes eligible to participate on the first day of the month following 30 days of service, or a part-time employee who becomes eligible to participate after completion of 1000 hours of service in any consecutive twelve-month period. Participation is elective and is exercised by means of authorizing contributions of salary to the Plan of not less than 1 percent and not more than 25 percent of earnings (subject to Internal Revenue Code (“IRC”) limitations). Participants’ earnings are generally defined as total compensation for services rendered to the Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

Contributions

The amount of Employer contributions is determined annually by the Employer. Such contributions are computed as a matching percentage of each Participant’s contribution within specified limits. The Company matched 50% of Participant contributions up to the first 6% for the years ended December 31, 2003 and 2002.

Fidelity Management Trust Company (the “Trustee”) is the trustee for the Plan, which includes the following investment funds (the “Trust”) available to Participants:

Retirement Government Money Market Portfolio- Assets included in this fund are invested in U.S. government securities and repurchase agreements for those securities. The goal of this fund is to preserve a level of current income as is consistent with the security of principal and liquidity.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Magellan Fund- Assets included in this fund are primarily invested in common stock and securities of domestic and foreign issuers with the intention of seeking capital appreciation. No more than 40% of the fund’s assets may be invested in companies operating exclusively in any one foreign country.

Managed Income Portfolio- Assets included in this fund are primarily invested in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities. The goal of this fund is to preserve a principal investment while earning interest income.

Growth and Income Portfolio- Assets included in this fund are normally invested in common stock with a focus on those that pay current dividends and show potential for capital appreciation. The goal of this fund is to provide high total return through a combination of current income and capital appreciation.

Diversified International Fund- The fund normally invests primarily in foreign securities. The fund normally invests primarily in common stock. Foreign investments involve greater risk and may offer greater potential returns than U.S. investments. The goal of this fund is to provide capital growth.

Asset Manager Fund- Assets included in this fund are invested in all basic types of U.S. and foreign investments including, but not limited to: stocks, bonds, and short-term and money market instruments. The goal of this fund is to provide high total return with reduced risk over the long term.

Small Cap Independence Fund- The fund normally invests at least 80% of total assets in securities of companies with small market capitalizations. The fund may invest in securities of domestic and foreign issuers. The goal of the fund is to provide capital appreciation.

PIMCO Total Return Fund Administrative Class- The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years, investments may also include short-and long-maturity bonds. The goal of this fund is to provide high total return that exceeds general bond market indices.

AptarGroup, Inc. Stock Fund- Assets included in this fund are invested in the stock of the Employer or its affiliates. Performance of this fund is directly tied to the performance of the Company as well as to that of the stock market as a whole.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Participant Accounts

A Participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Retirement Government Money Market Fund and Managed Income Fund. Each participant’s account is credited with contributions and an allocation of plan earnings, and reduced for benefit payments and certain administrative expenses. Plan earnings are determined and credited to each participant’s account on a daily basis in accordance with the proportion of a participant’s account to all accounts.

Vesting

Each Participant is fully vested in his or her contributions at all times. Vesting of the Employer contribution occurs at the rate of 20 percent per year of service on a cumulative basis for each year of service with a participating Employer. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments, or a combination of these forms, or a direct transfer to an eligible retirement plan. While employed, in the event of hardship, participants may withdraw a portion of their vested account balances as defined by the Plan. Upon withdrawal from the Plan, the Participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. When a Participant terminates employment for any reason other than retirement after age 65, death or disability, the nonvested amounts of the Employer contributions will be forfeited and used to reduce future contributions of the Employer. The amounts of such forfeitures in each of the years ending December 31, 2003 and 2002 were $26,046 and $37,570, respectively. Nonvested amounts for Participants who terminate employment for any reason other than retirement after age 65, death or disability, will be reinstated if reemployment by the Employer occurs prior to incurring five consecutive one year breaks in service as defined by the Plan agreement.

Participant Loans

The Plan provides that a Participant may, for specified reasons, borrow from the Plan an amount not to exceed the lesser of 50 percent of the Participant’s vested account balance or $50,000. Each Participant loan is evidenced by a note and is considered an investment to that Participant’s respective account. Each Participant note carries an interest rate equal to the prime rate plus one percent (loans opened during years ended December 31, 2003 and 2002 had interest rates on outstanding notes ranging from 5.00% to 5.25% and 5.25% to 5.75%, respectively) charged by the Trustee on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 60 months.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of Investments

Investments in mutual funds and common stock are stated at current market prices in actively traded markets. Participant loans are valued at cost, which approximates fair market value. The fair value of the Fidelity Managed Income Portfolio is determined by the Trustee. The common trust fund invests in short-term and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that meet the high credit quality standards established by the Trustee. The investment contracts are recorded at contract value (which represents contributions received, plus interest, less plan withdrawals), which approximates fair value at December 31, 2003 and 2002.

Contributions

Employer and employee contributions are invested directly in appropriate funds based upon employee elections made at the date of enrollment or through authorized changes in elections.

Plan Transfers

During 2003, participant contributions included net assets in the amount of $286,776 that were transferred to the Plan as a result of the employee rollover provision of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto. Actual amounts could differ from those estimates.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Security Transactions and Investment Income

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period.

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. In accordance with the policy of stating investments at current value, net appreciation or depreciation is reflected in the Statement of Changes in Net Assets Available for Benefits. This net appreciation or depreciation consists of realized and unrealized gains and losses. Realized losses and gains are calculated as the difference between proceeds from a sales transaction and cost determined on an average basis. Unrealized losses and gains are calculated as the change in the fair value between the beginning of the year (or purchase date if later) and the end of the year.

Reconciliation of Financial Statements to Form 5500

The Plan follows the method of reporting benefit payment obligations prescribed by the American Institute of Certified Public Accountants (AICPA) in its guidance for accounting and disclosure by employee benefit plans. Based on this accounting method, participant distributions payable at the year-end are not presented as a liability in the Statement of Net Assets Available for Benefits. Accordingly, certain balances included on Schedule H (Part I and II) of the Form 5500 differ from those included in these financial statements. Benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits differs from the Form 5500 by the change in the amount of distributions payable at December 31. The ending net asset balances are reconciled as follows:

	December 31,
	2003	2002

Net assets, reflected on Form 5500	$65,427,614	$53,487,687
Add: Distributions payable	234,134	—

Net assets, reflected in the financial statements	$65,661,748	$53,487,687

Trustee and Administrative Expenses

Expenses incurred in the administration of the Plan and Marquette Investment Manager fees are paid by the Company through forfeitures, except for loan service fees, which are paid by the Participants.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 3 -RELATED PARTY TRANSACTIONS

Related party transactions consisted of loans made to Participants and investments in the AptarGroup Stock Fund. Additionally, certain Plan investments are shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to the Trustee for loan services amounted to $11,848 for the year ended December 31, 2003. Fees paid by the Company through Plan forfeitures to the Trustee and Marquette Investment Manager for trustee and investment management fees amounted to $9,683 and $15,750, respectively, for the year ended December 31, 2003.
These transactions are not prohibited transactions as defined under the Employee Retirement Income Security Act of 1974 (“ERISA”).

NOTE 4 – FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 4, 2002 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and continues to be operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 – RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 6 – AMENDMENT AND TERMINATION OF PLAN

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the Participants in the Plan with respect to contributions made prior to the date of the amendment.

Although it has not expressed any intent to do so, the Company reserves the right to discontinue Employer contributions or to terminate its participation in the Plan at any time. In the event of a partial or complete termination of the Plan, all Participants with respect to whom the Plan is being terminated shall be fully vested in their accounts as of the date of the

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

termination of the Plan. If a Participant remains an employee of the Company or its affiliates following the termination of the Plan, his benefits shall remain in the Trust until his severance from service and then shall be paid to him in accordance with the provisions of the Plan.

The Plan is subject to the provisions of ERISA applicable to defined contribution plans. Since the Plan provides for an individual account for each Participant and for benefits based solely on the amount contributed to the Participant’s account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

NOTE 7- INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2003	2002
Money Market Fund - Fidelity Retirement Government Money Market Portfolio	$11,238,440	$12,657,119

Magellan Fund - Fidelity Magellan Fund	21,103,316	16,035,986

AptarGroup Stock Fund - AptarGroup, Inc. Stock	7,877,962	6,314,073

Growth and Income Fund - Fidelity Growth and Income Portfolio	12,535,721	9,494,797

Managed Income Fund - Fidelity Managed Income Portfolio	5,106,557	4,058,232

During 2003, the Plan’s investments (bought, sold and held during the year) appreciated in value by $8,367,145. Mutual funds and AptarGroup, Inc. common stock accounted for $6,775,518 and $1,591,627 of the appreciation, respectively.

Schedule 4i

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR
AT DECEMBER 31, 2003

	Description
Identity of Issue	of Investment	Fair Value
*Fidelity Retirement Government Money Market Portfolio	Mutual Fund	$11,238,440

*Fidelity Magellan Fund	Mutual Fund	21,103,316

*AptarGroup, Inc. Stock	Common Stock	7,877,962

*Fidelity Growth and Income Portfolio #027-0254927262	Mutual Fund	12,535,721

*Fidelity Managed Income Portfolio	Common Trust Fund	5,106,557

*Fidelity Diversified International Fund	Mutual Fund	2,417,348

*Fidelity Asset Manager Fund	Mutual Fund	1,859,808

*Fidelity Small Cap Independence Fund	Mutual Fund	1,198,451

*PIMCO Total Return Fund Administrative Class	Mutual Fund	203,600

*Participant Loans - Range of interest rates 5.00%- 10.50%	Loan	1,887,132

*Party-in-interest		$65,428,335

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AptarGroup, Inc. Profit Sharing and Savings Plan

By:	AptarGroup, Inc., as Plan Administrator

By:	/s/ Lawrence Lowrimore

Lawrence Lowrimore
Vice President-Human Resources

June 28, 2004

INDEX OF EXHIBITS

Exhibit No.	Description
23*	Consent of Independent Registered Public Accounting Firm.

*	Filed herewith